HALEY SECURITIES, INC.

FINANCIAL STATEMENTS

Year ended December 31, 2025

	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES

EXEMPTIONS REPORTS



HENJES, CONNER & WILLIAMS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Haley Securities, Inc.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HALEY SECURITIES, INC. (a Nebraska S Corporation), as of December 31, 2025, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Haley Securities, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Haley Securities, Inc.'s management. Our responsibility is to express an opinion on Haley Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Haley Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 16 through 19 have been subjected to audit procedures performed in conjunction with the audit of Haley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Haley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Haley Securities, Inc.'s auditor since 2014.

Dakota Dunes, South Dakota
February 27, 2026

Haley Securities, Inc.
Statement of Financial Condition
December 31, 2025

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	471,435
Restricted cash		1,579
Prepaid expenses		35,289
Total current assets		508,303

FURNITURE AND EQUIPMENT

Furniture and equipment	7,458
Less accumulated depreciation	(5,591)
Net furniture and equipment	1,867

OPERATING LEASE RIGHT-OF-USE ASSETS	28,153

TOTAL ASSETS	538,323

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	3,768
Accrued expenses	32,799
Operating lease liabilities	3,923
Total current liabilities	40,490

NON-CURRENT LIABILITIES

Operating lease liabilities	24,977
Total non-current liabilities	24,977

TOTAL LIABILITIES	65,467

STOCKHOLDERS' EQUITY

Common stock; $1 par value; 10,000 shares authorized and 1,000 shares issued and outstanding	1,000
Retained earnings	471,856
Total stockholders' equity	472,856

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	538,323

The accompanying notes are an integral part of these financial statements.

Haley Securities, Inc.
Statement of Operations
Year Ended December 31, 2025

REVENUES		
Placement fees	$	2,346,795
Services		85,000
Total revenues		2,431,795
EXPENSES		
Commissions		1,303,775
Computer services		9,426
Employee benefits		55,511
Lease expense - operating leases		7,964
Insurance		86,976
Licenses and permits		24,543
Miscellaneous		679
Office		1,830
Salary		452,581
Professional fees		79,884
Rent		8,443
Taxes - payroll		90,174
Utilities		29,561
Depreciation		1,068
Contributions		1,040
Total expenses		2,153,455
OTHER INCOME		
Interest income		2,703
		2,703
NET INCOME	$	281,043

The accompanying notes are an integral part of these financial statements.

Page | **4**

Haley Securities, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2025

	Issued Shares	Common Stock	Paid-In Capital	Retained Earnings	Stockholders' Equity
December 31, 2024	1,000	$ 1,000	$ -	$ 474,787	$ 475,787
Net income	-	-	-	281,043	281,043
Shareholder distributions	-	-	-	(283,974)	(283,974)
December 31, 2025	$ 1,000	$ 1,000	$ -	$ 471,856	$ 472,856

The accompanying notes are an integral part of these financial statements.

Page | **5**

Haley Securities, Inc.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2025

Subordinated Liabilities, December 31, 2024	$	-
Increases		-
Decreases		-
Subordinated Liabilities, December 31, 2025	$	-

The accompanying notes are an integral part of these financial statements.

Page | 6

Haley Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	281,043
Adjustments to reconcile net income to net cash provided by		
operating activities		
Depreciation		1,068
Increase in the carrying amount of the right-of-use assets - operating leases		(15,026)
(Increases) decreases in operating assets		
Prepaid expenses		1,494
State tax deposit		1,968
Increases (decreases) in operating liabilities		
Accounts payable		(55,920)
Accrued expenses		21,148
Lease liability		14,407
Net cash provided by operating activities		250,182
CASH FLOWS FROM FINANCING ACTIVITIES		
Shareholder distributions		(283,974)
Net cash used by financing activities		(283,974)
NET DECREASE IN CASH		(33,792)
Cash and cash equivalents, beginning of the year		506,806
Cash and cash equivalents, end of the year	$	473,014

Supplemental disclosure of cash flow information

Cash paid for interest	$	-
Cash paid for taxes	$	-

Reconciliation of Cash and Cash Equivalents to Statement of Financial Condition

Cash and cash equivalents	$	471,435
Restricted Cash		1,579
Total Cash and Cash Equivalents	$	473,014

The accompanying notes are an integral part of these financial statements.

Haley Securities, Inc.

Notes to Financial Statements

NOTE A   NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Haley Securities, Inc. and notes are representations of the Company's management, who are responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting policies generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of Activity
Haley Securities, Inc. is a Nebraska S Corporation that operates as a registered broker-dealer and acts as an agent in the sale of real estate interests for limited partnerships in which the Company's stockholders are a partner or manager. It is regulated by the Securities Exchange Commission (SEC) and is under the jurisdiction of FINRA (Financial Industry Regulatory Authority). FINRA is the largest independent regulator for all securities firms doing business in the United States.

Basis of Accounting
The Company prepares its financial statements on the accrual basis using generally accepted accounting principles.

Adoption of New Accounting Standard
For the year ended December 31, 2025, the Company did not adopt any new accounting standards that had a material impact on its financial statements. Management has evaluated all recently issued Accounting Standards Updates (ASUs) by the Financial Accounting Standards Board (FASB) and determined that none required adoption during the reporting period, nor did any have a significant effect on the Company's financial position, results of operations, or cash flows. The Company will continue to assess the impact of future accounting pronouncements and adopt relevant standards as required under U.S. Generally Accepted Accounting Principles (GAAP).

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all time deposits, certificates of deposit, and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivables
The Company maintains accounts receivable from its engagement in various business transactions, primarily related to the provision of office-related services, supplies, and leasing arrangements to its related parties. There were no beginning accounts receivable balances as of the years ended December 31, 2025 and 2024.

Haley Securities, Inc.

Notes to Financial Statements

NOTE A   NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

<u>Furniture and Equipment</u>
Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss on disposition is reflected in operations. Repairs and maintenance are expensed as incurred. Expenditures for additions, improvements and replacements are capitalized. Depreciation expense for the year ended December 31, 2025 was $1,068.

<u>Leases</u>
The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in several non-cancellable operating leases for computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate since the implicit rates of the Company's leases are not readily determinable the incremental borrowing rate is used based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease costs associated with short-term leases are recognized on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, specifically for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

<u>Compensated Absences</u>
Full-time year-round employees are entitled to paid vacations depending on the length of service and other factors. Accrued vacation pay at December 31, 2025 was deemed immaterial and not accrued.

Haley Securities, Inc.

Notes to Financial Statements

NOTE A   NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income Taxes

The Company, with the consent of its shareholders, has elected to be taxed as an S corporation under the Internal Revenue Code. As a result, the Company's taxable income is passed through to its shareholders, who are individually responsible for federal income taxes on their proportionate share. Accordingly, no provision or liability for federal corporate income taxes is included in the financial statements.

For the tax year ended December 31, 2025, the Company accrued $19,369 for the Pass-Through Entity Tax (PTET). This payment has been reflected in the financial statements as part of shareholder distributions. Additionally, the Company made estimated tax payments totaling $4,940 for the 2025 tax year.

Certain transactions of the Company may be subject to accounting methods for income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for income tax purposes may differ from net income in these financial statements.

No new income tax-related accounting standards were adopted during the year ended December 31, 2025. The Company continues to evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law, and authoritative rulings and has determined that no tax positions would have a material impact on the financial statements.

The Company accrued $696 penalties for the year ended December 31, 2025. The federal and state income tax returns of the Company for 2024, 2023, and 2022 are subject to examination by the IRS and state taxing authorities, generally for 3 years after they are filed.

Revenue Recognition

Revenue is recognized in accordance with ASC Topic 606 when the Company satisfies its performance obligations under its contracts with customers. The Company's primary service is acting as a registered broker-dealer in connection with the offering and sale of real estate limited partnership interests, including services provided to affiliated limited partnership entities. See Note C for additional information regarding related party transactions.

The Company also earns service revenue from affiliated limited partnership entities for providing ongoing account maintenance and investor services. These services vary depending on the phase of the fund's life cycle, including acquisition, maintenance, and disposition activities. Fees are billed and received monthly and are recognized as revenue over time as the related services are performed, since the performance obligations are satisfied throughout the service period.

Haley Securities, Inc.

Notes to Financial Statements

NOTE A   **NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES – (Continued)**

Revenue Recognition (continued)

Commission revenue is recognized at a point in time when the applicable real estate limited partnership accepts the completed investor application, verifies that the investor meets SEC qualification standards, and posts the investor's funds to an ownership interest, which occurs twice per month. At that point, the Company's performance obligation is satisfied and revenue is earned.

Placement fees recognized at a point in time for the year ended December 31, 2025 were $2,346,795. There were no unsatisfied performance obligations and no commissions receivable as of December 31, 2025.

The nature, amount, timing, and uncertainty of revenue and cash flows are affected by the Company's ability to successfully place investor capital in real estate limited partnerships. Economic or market declines could affect future placement activity.

NOTE B   **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $5,000 or 6 and 2/3 percent of "aggregate indebtedness," whichever is greater. In addition, the Company is not permitted to exceed a ratio of aggregate indebtedness to net capital of 15 to 1, both as defined in the Rule. At December 31, 2025, the Company had net capital of $405,968 which was $400,968 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 0.0919 to 1 at December 31, 2025.

NOTE C   **RELATED PARTY TRANSACTIONS**

The Company engages in transactions with affiliated entities under common ownership. The Company earns placement fees and service revenue from Haley Communities Limited Partnership Fund No. 2, Fund No. 3, Fund No. 4, Fund No. 5, and Fund No. 6. Placement fees are earned in connection with equity raised by the Company, and service revenue relates to investor services and fund-related activities. In addition, the Company receives reimbursements for certain shared expenses, including postage, copier sublease, and office supplies.

Dial Equities, Inc. dba Haley Residential, the property management company for the Haley partnership properties, leases the office building, and the Company pays a portion of the lease. Total rent paid to that entity was $8,443 for the year ended December 31, 2025. The Company also participates in Haley Residential's health insurance and 401(k) plans. The Company subleases its copier to Haley Real Estate Group and charges for office supplies. Copier rent reimbursed totaled $2,696 for the year ended December 31, 2025.

Haley Securities, Inc.

Notes to Financial Statements

NOTE C   RELATED PARTY TRANSACTIONS (continued)

Related party reimbursements for the year ended December 31, 2025:

	Placement Fees	Services	Others	Total
Haley Communities 6 - Sponsor	$ 2,346,795	$ -	$ -	$ 2,346,795
Haley Communities Fund 2	-	-	127	127
Haley Communities Fund 3	-	25,000	101	25,101
Haley Communities Fund 4	-	15,000	75	15,075
Haley Communities Fund 5	-	15,000	78	15,078
Haley Communities Fund 6	-	30,000	58	30,058
Haley Real Estate Group	-	-	3,476	3,476
Total	$ 2,346,795	$ 85,000	$ 3,915	$ 2,435,710

Placement Fees and Services in the table represent revenue earned in accordance with the Company's revenue recognition policy. Amounts classified as "Others" represent reimbursements of shared expenses and are not considered revenue.

Haley Communities Limited Partnership Fund No. 6 paid placement fees of 9% on all equity raised by the Company in 2025. Placement fee revenue earned from Fund No. 6 for the year ended December 31, 2025 was $2,346,795.

NOTE D   CONCENTRATIONS

All of placement fees were generated from equity raises completed for Haley Communities Limited Partnership No. 6 for the year ended December 31, 2025 (see Note C). The Company's cash balances are in one financial institution. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the balances in the Company's accounts may exceed this limit. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock, and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities, but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000 including $250,000 cash.

NOTE E   RESTRICTED CASH

The CRD – Escrow account contains restricted cash used to pay for new or renewal licensing fees to federal and state agencies.

Haley Securities, Inc.

Notes to Financial Statements

NOTE F   EMPLOYEE BENEFIT PLAN

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions up to 4% of eligible wages. The Company's matching contribution was $50,236 for the year ended December 31, 2025 and is included in employee benefits on the statement of operations.

NOTE G   LEASES

The Company has obligations as a lessee for copiers with initial non-cancellable terms. The Company classified these leases as operating leases. The leases initially do not contain renewal options. The Company's leases do not include termination options for either party to the lease nor restrictive financial or other covenants.

Fixed lease costs for the year ended December 31, 2025 amount to $7,964. There are no variable lease costs.

Amounts reported on the balance sheet as of December 31, 2025 were as follows:
    Operating leases:

Operating lease ROU asset	$ 28,153
Operating lease liabilities	$ 28,900

Other information related to leases as of December 31, 2025 was as follows:

Weighted average remaining lease term:	
Operating leases	4.23 years
Weighted average discount rate:	
Operating leases	8.07 %

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Haley Securities, Inc.

Notes to Financial Statements

NOTE G   LEASES (continued)

The Company leases its copiers. Maturities of lease liabilities under non-cancellable operating leases as of December 31, 2025 are as follows:

	Copier Lease 1	Copier Lease 2	Total
2026	$ 1,796	$ 6,684	$ 8,480
2027	1,796	6,684	8,480
2028	-	6,684	6,684
2029	-	6,684	6,684
2030	-	3,341	3,341
Total undiscounted lease payments	3,592	30,077	33,669
Less: Imputed interest	312	4,457	4,769
Total Lease liabilities	$ 3,280	$ 25,620	$ 28,900

Copier lease 1 is valid until January 28, 2028, with minimum quarterly payments of $449. Copier lease 2 is valid until September 20, 2030, with minimum monthly payments of $557. The Company also entered into an agreement for computer network and telecommunication services that automatically renew annually and have a 30-day notice cancellation policy. Payments due each month are $2,100 for the year ending December 31, 2025.

NOTE H   COMMITMENTS, CONTINGENCIES AND GUARANTEES

There were no outstanding commitments, contingencies or guarantees as of December 31, 2025.

NOTE I   SEGMENT REPORTING

The Company operates as a registered broker-dealer, specializing in the sale of real estate interests for limited partnerships. The Company has identified its Principal as the Chief Operating Decision Maker (CODM), who evaluates financial performance primarily based on net income. The CODM also considers excess net capital, which, while not a measure of profit and loss, is used in decision-making regarding capital adequacy, reinvestment, and shareholder distributions.

As the Company operates as a single segment, its financial performance is managed on a consolidated basis, and no additional segment-level disaggregation is required. The accounting policies used to measure the segment's profit or loss are consistent with those described in the summary of significant accounting policies. The Company derived 97% of its total revenues from a single sponsor in 2025. All revenue and expenses of the single segment for the year are disclosed on the Statement of Operations.

NOTE J   ANTI MONEY LAUNDERING POLICES AND PROCEDURES

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2025 the Company had implemented such policies and procedures.

Haley Securities, Inc.

Notes to Financial Statements

NOTE K   SUBSEQUENT EVENTS

The Company has evaluated transactions and events that could impact the financial statements for the year ended December 31, 2025 through February 27, 2026, which is the date the financial statements were issued. Based upon this evaluation, the Company has determined that no material subsequent events have occurred that would require disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

Haley Securities, Inc.

Computation of Aggregate Indebtedness and Net Capital
in Accordance with Rule 15c3-1
December 31, 2025

		Schedule I
Aggregate indebtedness		
Total liabilities		$ 37,315
Total aggregate indebtedness		$ 37,315
Net capital		
Credit items		
Common stock	$ 1,000	
Retained earnings	471,856	472,856
Deduct nonallowable assets		
Prepaid and other assets	36,868	
Property and other assets, net of accumulated depreciation	1,867	
Right-of-use asset	28,153	66,888
Net capital		$ 405,968
Capital requirements		
Minimum dollar requirements		$ 5,000
Net capital exceeding requirements		400,968
Net capital		$ 405,968
Percentage of aggregate indebtedness to net capital		9.19%

The accompanying notes are an integral part of these financial statements.

Page | **16**

Haley Securities, Inc.

Reconciliation of Net Capital and Aggregate Indebtedness per Audit
Report to Client's Focus Report
December 31, 2025

	Schedule II
Aggregate indebtedness per audit report	$ 37,315
Aggregate indebtedness per FOCUS report	37,315
Difference	$ -
Net capital per audit report	$ 405,968
Net capital per FOCUS report	405,968
Difference	$ -

The accompanying notes are an integral part of these financial statements.

Page | **17**

Haley Securities, Inc.
Information Relating to Possession or Control Requirements
December 31, 2025

The Firm met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, Broker-Dealer Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the year ended December 31, 2025 and through the date of this report.

The accompanying notes are an integral part of these financial statements.

Page | **18**

Haley Securities, Inc.
Computation of Reserve Requirement
December 31, 2025

The Firm met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, Broker-Dealer Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the year ended December 31, 2025 and through the date of this report.

The accompanying notes are an integral part of these financial statements.

Page | **19**



HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Haley Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Haley Securities, Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Haley Securities, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Haley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Henjes, Conner & Williams, PC

Certified Public Accountants

Dakota Dunes, South Dakota
February 27, 2026



Member FINRA
8712 West Dodge Road, Suite 402
Omaha, NE 68114
(402) 397-0780

Haley Securities, Inc.'s Exemption Report

Haley Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Haley Securities, Inc.
I, Christine Cohoon, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By : Christine Cohoon

Title : Principal

February 27, 2026